FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Results of the Annual General and Special
Meeting of Shareholders and Changes to its Board of Directors

Toronto, Ontario (May 30, 2025) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported a summary of the voting results of its Annual General and Special Meeting of Shareholders (the “Meeting”) held on May 29, 2025. The Company is also announcing the retirement of David Gower from the Board of Directors, and the appointment of Alexander Christopher, Chana Martineau, and Richard McCreary.
“On behalf of the Board and management team, I would like to extend our gratitude to David for his service to Alamos over the past 16 years. Since joining the Board of Directors in 2009, David’s leadership and technical expertise have proven invaluable during a period of significant growth for Alamos. We wish him all the best in his future endeavours,” said John A. McCluskey, President and Chief Executive Officer. “I would also like to welcome Alexander Christopher, Chana Martineau, and Richard McCreary as new board members. Alex, Chana and Rick complement our Board with tremendous technical, operational, capital markets, and financial expertise.”
Alexander Christopher has over 40 years of experience in the mineral exploration and mining industry, spending the majority of his career with Teck Resources Limited (“Teck”) before retiring in 2024. Mr. Christopher held a number of management, commercial and technical positions in Teck’s Exploration, Corporate Development and Project Groups. Mr. Christopher is a former director of Horizonte Minerals Plc, the Association of Mineral Exploration BC, and the Prospectors and Developers Association of Canada, where he served as President from 2021 to 2023. He is a member of the Engineers and Geoscientists British Columbia and possesses an Honours B.Sc. in Geology from McMaster University and an Environmental Biology Technology diploma from Canadore College.
Chana Martineau is the Chief Executive Officer of the Alberta Indigenous Opportunities Corporation (“AIOC”), a globally leading crown corporation dedicated to supporting Indigenous economic investment in large scale infrastructure through loan guarantees and capacity grant funding. Prior to leading the AIOC, Ms. Martineau was a vice president with Canadian Western Bank and spent more than a decade with Ernst & Young LLP. Currently she is a director of Cenovus Energy Inc. She is a recognized leader and speaker on Indigenous reconciliation. Ms. Martineau holds a degree in Economics from the University of Alberta and holds the ICD.D designation from the Institute of Corporate Directors. Ms. Martineau is a proud member of Frog Lake First Nation.
Richard McCreary has over 40 years of experience in the resource sector, both as a principal in executive and board roles with various companies, as well as a financial advisor in investment banking. Mr. McCreary started his career with Gulf Canada as an exploration geophysicist, later working with the Noranda-Falconbridge Group in engineering, technology development, and metals marketing; and later, as Senior Vice President, Corporate Development with Barrick. His most recent investment banking role was Deputy Chair Investment Banking at TD Securities, and prior to that, Head of CIBC's Global Mining Investment Banking Group. During his career, Mr. McCreary has acted as principal or lead financial advisor in some of the largest marquee transactions in the mining sector. Currently he is a director of

TRADING SYMBOL: TSX:AGI NYSE:AGI

ATEX Resources Inc. He holds an MBA in Finance and Strategy from McGill University, and a Master of Science and Bachelor of Science (Hons) in Geological Engineering from Queen's University.

Results of the Meeting
The Company is reporting the voting results of its Meeting held virtually on Thursday, May 29, 2025. The summary of the results are as follows:

Total Shares Voted:	325,407,116
Total Shares Issued and Outstanding:	420,565,418
Total Percentage of Shares Voted:	77.37%

1.Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated April 9, 2025 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
J. Robert S. Prichard	288,734,732	99.43	1,661,379	0.57
Alexander Christopher	289,950,137	99.85	445,974	0.15
Elaine Ellingham	288,375,377	99.30	2,020,734	0.70
David Fleck	286,388,311	98.62	4,007,800	1.38
Serafino Tony Giardini	289,503,022	99.69	893,089	0.31
Claire Kennedy	287,652,166	99.06	2,743,945	0.94
Chana Martineau	289,807,115	99.80	588,995	0.20
John A. McCluskey	289,752,618	99.78	643,494	0.22
Richard McCreary	289,910,937	99.83	485,174	0.17
Monique Mercier	287,376,868	98.96	3,019,243	1.04
Shaun Usmar	289,877,986	99.82	518,126	0.18
2.Re-Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	311,046,217	95.59	14,360,899	4.41
3.Long-Term Incentive Plan
The resolution approving the Company’s Long-Term Incentive Plan was approved.

	Vote For	%	Vote Against	%
Long-Term Incentive Plan	278,776,304	96.00	11,619,808	4.00

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TRADING SYMBOL: TSX:AGI NYSE:AGI

4.Employee Share Purchase Plan
The resolution approving the Company’s Employee Share Purchase Plan was approved.

	Vote For	%	Vote Against	%
Employee Share Purchase Plan	289,604,237	99.73	791,875	0.27
5.Amended and Restated Shareholder Rights Plan
The resolution approving the Company’s Fifth Amended and Restated Shareholder Rights Plan was approved.

	Vote For	%	Vote Against	%
Shareholder Rights Plan	279,504,654	96.25	10,891,456	3.75
6.Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	282,766,415	97.37	7,629,693	2.63
7.Shareholder proposal
The proposal seeking to amend By-Law No. 1 of the Company was denied as a resolution of the Company.

	Vote For	%	Vote Against	%
Shareholder proposal	8,071,143	2.78	282,324,964	97.22

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TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Island Gold District and the Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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